Link to 10-K
SUBSIDIARIES OF REGISTRANT	EXHIBIT 21.1

Name of Subsidiary	Jurisdiction of Incorporation/Organization

Vidler Water Company, Inc.	Nevada
Nevada Land and Resource Company, LLC.	Nevada
Nevada Land and Resource Holdings, Inc.	Nevada
Citation Insurance Company	California
PICO Investment Corporation	Ohio
Physicians Insurance Company of Ohio	Ohio
HyperFeed Technologies, Inc.	Delaware
Global Equity AG	Switzerland
Torrey Pines Holdings (Netherlands) B.V.	Holland